First Canadian Place

100 King Street West, Suite 5700

Toronto, Ontario  M5X 1K7  Canada

September 26, 2011

Office of the Chief Accountant

SECPS Letter File

Mail Stop 9-5

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:

Portlogic Systems Inc.

Commission File No. 333-151434

File No. 001-34905

Please see our response below:

Form 10-Q for the Quarter Ended February 28, 2011

Fair Value Measurements, Page 14

Further to our telephone conversation and our most recent comment letter, we have reconsidered and as recommended, we will re-categorize our loan receivable, notes payable and convertible loan as Level 3 within the fair value hierarchy, effective immediately, with our next quarterly filing and moving forward.

Should you have any questions regarding our response above or require any additional information, please do not hesitate to contact me directly.

PORTLOGIC SYSTEMS INC.

/s/ Jueane Thiessen

Jueane Thiessen

Principal Executive Officer

Email: jueane@portlogicsystems.com